UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934**

_____

Date of Report (Date of earliest
event reported): <u>October 16, 2002</u>

HARRIS CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	1-3863	34-0276860
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1025 West NASA Blvd., Melbourne, FL	32919
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (321) 727-9100

No Change

(Former name or former address, if changed since last report.)

TABLE OF CONTENTS

| Items 1.-4. | Not Applicable. |

Item 5.   **Other Events and Regulation FD Disclosure.**

On October 16, 2002, Harris Corporation ("Harris") reported revenues and earnings for its first quarter of fiscal 2003. Harris reported fiscal 2003 first quarter net income of $19.9 million versus $17.1 million in the prior year first quarter. Revenues were $450.2 million, versus revenues of $443.4 million in the first quarter of fiscal 2002. Harris also announced that it has lowered its earnings estimates for fiscal 2003.

A copy of the press release is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

Item 6.   Not Applicable.

Item 7.   **Financial Statements and Exhibits.**

(a)   Financial statements.
         None

(b)   Pro Forma Financial Information.
         None

(c)   Exhibits.

The following document is filed as an Exhibit to this Report:

99.1   Press Release, dated October 16, 2002.

Items 8. - 9.   Not Applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HARRIS CORPORATION

By: /s/ Bryan R. Roub
_____

Name: Bryan R. Roub
Title: Senior Vice President and
Chief Financial Officer

Date: October 16, 2002

EXHIBIT INDEX

Exhibit No. Under Regulation S-K, Item 601	Description
99.1	Press Release, dated October 16, 2002.